Exhibit 99.1

BEST Inc. Announces Unaudited First Quarter 2018 Financial Results

Revenue Increased 54% YoY to RMB5 Billion and Gross Profit Margin Improved by 6.4 Percentage Points

HANGZHOU, China, May 10, 2018 — BEST Inc. (NYSE: BSTI) (“BEST” or the “Company”), a leading smart supply chain and logistics services and solutions provider in China, today announced its unaudited financial results for the quarter ended March 31, 2018.

“We started off 2018 very strongly thanks to the great jobs done by all of our business units to achieve our target of high revenue growth with significant margin improvement. First quarter is traditionally a low season due to business slowdowns over the long Chinese New Year holiday. We generated revenue of over RMB5 billion, which represented a 54% year-over-year increase,” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “As we continue to innovate and invest in technology to build new services and solutions, and to improve operational efficiencies, I am confident that we will continue to execute our business strategies and initiatives that drive long-term growth and shareholder value.”

“We delivered another excellent quarter thanks to strong growth momentum across all segments. Our gross profit margin improved by 6.4 percentage points to positive 2.2%, and our non-GAAP net loss was reduced by over 25% year-over-year,” said Alice Guo, BEST’s Chief Accounting Officer and Senior Vice President of Finance. “As of March 31, 2018, our cash and cash equivalents, restricted cash and short-term investments were RMB4.7 billion, or US$756.6 million. Our strong balance sheet gives us the resources and flexibility to achieve our business and strategic objectives.”

FINANCIAL HIGHLIGHTS

	Three Months Ended		% Change
(RMB million, except for %)	March 31, 2017	March 31, 2018	Year-over-Year
Revenue	3,248	5,004	54.0%
Express	2,097	3,225	53.8%
Freight	558	763	36.8%
Supply Chain Management	309	399	28.7%
Store+	273	545	100.1%
Others(1)	11	72	543.8%
Gross Profit / (Loss)	(137)	110	n/m
Gross Profit / (Loss) Margin	(4.2)%	2.2%	6.4	ppts
Express	(3.9)%	0.9%	4.8	ppts
Freight	(14.0)%	(2.2)%	11.8	ppts
Supply Chain Management	5.8%	5.0%	(0.8)	ppts
Store+	0.3%	10.1%	9.8	ppts
Others	27.4%	30.4%	3.0	ppts
Adjusted EBITDA(2)(3)	(339)	(211)	37.7%
Adjusted EBITDA Margin	(10.4)%	(4.2)%	6.2	ppts
Non-GAAP Net Loss(4)(5)	(423)	(315)	25.5%
Non-GAAP Net Loss Margin	(13.0)%	(6.3)%	6.7	ppts

(1) Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

(2) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income.

(3) Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) In the first quarter of 2018, the Company recorded share-based compensation expense of RMB21.5 million, of which approximately RMB0.5 million was allocated to cost of revenue, RMB1.0 million was allocated to selling expenses, RMB17.8 million was allocated to general and administrative expenses, and RMB2.2 million was allocated to research and development expenses.

OPERATIONAL HIGHLIGHTS

BEST Express:

	Three Months Ended		% Change
	March 31, 2017	March 31, 2018	Year-over-Year
Parcel Volume (in ‘000)	571,601	950,498	66.3%
BEST Express Market Share (6) (%)	7.5%	9.6%	2.1	ppts
Gross (Loss)/Profit per Parcel (RMB)	(0.14)	0.03	n/m
Average Revenue Per Parcel (RMB)	3.67	3.39	(7.5)%
Average Weight Per Parcel (kg)	1.43	1.23	(13.7)%
Average Cost Per Parcel (RMB)	3.81	3.36	(11.8)%
Hubs & Sortation Centers (as of March 31)	216	144	(33.3)%

•                  Express volume continued to grow significantly by 66.3% year-over-year, more than double the industry-wide growth rate of 30.7%(7). The Company achieved positive gross profit per parcel, compared to gross loss per parcel in the same quarter of 2017.

•                  The Company increased application of technology and artificial intelligence to dynamic routing and network planning, which contributed to significantly lower transportation cost of RMB0.93 (US$0.15) per parcel from RMB1.22; reduced average number of transit stops per parcel to 0.65 from 0.80; increased digital waybill usage to 95.5% from 82.4% in the same quarter of 2017.

BEST Freight:

	Three Months Ended		% Change
	March 31, 2017	March 31, 2018	Year-over-Year
Freight Volume (Tonne in ‘000)	790	985	24.7%
Average Revenue per Tonne (RMB)	706.1	774.6	9.7%
Average Weight Per Order (kg)	150.0	144.0	(4.0)%
Average Cost Per Tonne (RMB)	805.1	791.9	(1.6)%
Hubs & Sortation Centers (as of March 31)	172	132	(23.3)%
Last-mile Service Stations (as of March 31)	4,787	10,534	120.1%

•                  Freight revenue grew by 36.8% and gross margin improved 11.8 percentage points year-over-year. Peak daily volume reached a company record of 19,300 tonnes.

(6) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

(7) Based on data published by State Post Bureau of the PRC.

•                  For January 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for January 2018, State Post Bureau of the PRC, February 13, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201802/t20180213_1492180.html

•                  For February 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for February 2018, State Post Bureau of the PRC, March 14, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201803/t20180314_1508323.html

•                  For March 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for March 2018, State Post Bureau of the PRC, April 13, 2018, available in Chinese at http://www.spb.gov.cn/sj/tjxx_1/201804/t20180413_1540378.html

BEST Supply Chain Management:

	Three Months Ended		% Change
	March 31, 2017	March 31, 2018	Year-over-Year
Number of Orders Fulfilled by Cloud OFCs (in ‘000)	32,432	45,345	39.8%
Total Number of Cloud OFCs (as of March 31)	290	330	13.8%
Total GFA (million m2) (as of March 31)	1.9	2.3	20.1%

•                  Supply Chain Management provided B2B, B2C and O2O fulfillment and transportation services to over 500 corporate customers.

•                  Supply Chain Management started building out intra-city same day delivery network by leveraging the Company’s technology infrastructure and synergy with Express network. It has already rolled out services in Shanghai and is expected to cover more cities throughout the year.

•                  The ongoing platform integration of Supply Chain Management, Express, Freight and UCargo further improves transportation solutions the Company offers to customers. It has resulted in several large wins and is expected to continue to give the Company competitive advantages.

BEST Store+:

	Three Months Ended		% Change
	March 31, 2017	March 31, 2018	Year-over-Year
Number of Store Orders Fulfilled	333,876	581,121	74.1%
Number of Membership Stores (as of March 31)	257,658	375,469	45.7%
Number of Branded Stores (as of March 31)	0	452	n/m

•                  Store+ continued to expand its network and accelerated its integration with Supply Chain Management and Express to build up last-mile services network.

•                  Store+ continued to focus on deepening engagement with stores as well as optimizing merchandise selection and product offerings.

•                  Store+ has entered into strategic agreements with four major fast-moving consumer goods, or FMCG brands, to directly distribute and promote their products in the Store+ network.

Others:

•                  BEST Global continued to broaden its global reach to ten countries and regions outside of Mainland China. It started coverage through partners in Spain and Thailand to provide cross-border logistics and supply chain services.

•                  BEST Capital has entered into strategic agreements with multiple truck manufacturers to leverage their resources and network to expand BEST Capital’s financing offering and solutions to transportation service providers.

•                  UCargo opened its platform to external clients to source truckload capacity. The Company will accelerate its development to increase transaction volume and revenue by attracting more merchants and transportation service providers to the platform.

•                  The Company continued to introduce technological enhancements to deliver improved capabilities and enhanced efficiency. BEST Cloud integrated convenience stores’ POS and membership rewards program with Store+ and Supply Chain Management for full data visibility. It also integrated Express and Freight’s dynamic routing calculation that is expected to further reduce transportation costs. In addition, BEST Cloud has started a pilot simulation process in Cloud OFCs and Express hubs to analyze and optimize personnel resources planning in order to increase labor utilization efficiency.

FINANCIAL RESULTS

Revenue increased by 54.0% to RMB5,003.8 million (US$797.7 million) from RMB3,248.2 million in the same quarter of 2017.

•                  Express Service Revenue increased by 53.8% to RMB3,224.8 million (US$514.1 million) from RMB2,096.9 million.

•                  Freight Service Revenue increased by 36.8% to RMB763.0 million (US$121.6 million) from RMB557.8 million.

•                  Supply Chain Management Service Revenue increased by 28.7% to RMB398.5 million (US$63.5 million) from RMB309.6 million.

•                  BEST Store+ Service Revenue increased by 100.1% to RMB545.4 million (US$87.0 million) from RMB272.6 million.

•                  Other Service Revenues increased by 543.8% to RMB72.0 million (US$11.5 million) from RMB11.2 million, primarily due to increased revenue generated from BEST Capital, BEST Global and BEST UCargo.

Cost of Revenue increased by 44.6% to RMB4,894.3 million (US$780.3 million) from RMB3,385.7 million in the same quarter of 2017. The increase was primarily attributable to increase in transportation, labor and lease costs in connection with significant volume growth, as well as increase in the amount of merchandise sold by Store+.

Gross Profit was RMB109.5 million (US$17.5 million), compared to gross loss of RMB137.5 million in the same quarter of 2017.

Operating Expenses increased by 57.4% to RMB457.7 million (US$73.0 million) from RMB290.8 million in the same quarter of 2017.

•                  Selling Expenses increased by 89.3% to RMB214.4 million (US$34.2 million) from RMB113.2 million. This increase was primarily attributable to increase in fulfillment, labor, and lease costs in connection with the expansion of BEST Store+ network.

•                  General and Administrative Expenses increased by 40.2% to RMB211.3 million (US$33.7 million) from RMB150.7 million. This increase was primarily attributable to increase in labor costs in connection with the growth of the Company’s operations and the inclusion of share-based compensation expense.

•                  Research and Development Expenses increased by 19.1% to RMB32.0 million (US$5.1 million) from RMB26.9 million.

Net Loss was RMB339.6 million (US$54.1 million), compared to RMB422.8 million in the same quarter of 2017.

Non-GAAP Net Loss (8) was RMB315.1 million (US$50.2 million), compared to RMB422.8 million in the same quarter of 2017.

EBITDA (9) was negative RMB232.7 million (negative US$37.1 million), compared to negative RMB338.9 million in the same quarter of 2017.

Adjusted EBITDA (10) was negative RMB211.2 million (negative US$33.7 million), compared to negative RMB338.9 million in the same quarter of 2017.

Net Cash Used in Operating Activities was RMB610.5 million (US$97.3 million), compared to RMB300.7 million in the same quarter of 2017.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments was RMB4,745.8 million (US$756.6 million) as of March 31, 2018.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 386.5 million ordinary shares outstanding (11). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, revenue for the second quarter of 2018 is expected to be in the range of RMB7.1 billion to RMB7.3 billion. This represents management’s current and preliminary expectation, which is subject to change.

(8)See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(9) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income.

(10) Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

(11) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on May 10, 2018 (7:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the first quarter of 2018.

Participants may access the call by dialing the following numbers:

United States:	+1-888-317-6003
Hong Kong:	+852-5808-1995 or 800-963976
China:	4001-206115
International:	+1-412-317-6061
Participant Elite Entry Number:	3446294

A replay of the conference call will be accessible through May 17, 2018 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10119880

Please visit the Company’s investor relations website http://ir.best-inc.com/ on May 10, 2018 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and an accompanying slide presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BSTI) is a leading smart supply chain and logistics services and solutions provider. BEST provides integrated supply chain management solutions, express and freight delivery, transportation brokerage, merchandise sourcing and fulfillment for convenience stores, financial and last-mile value-added services. BEST leverages technology and business model innovation to create a smarter, more efficient supply chain that empowers businesses and enriches the lives of consumers. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Kobe Ge

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, adjusted EBITDA, adjusted EBITDA margin, and EBITDA, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Statement of Operations Data

(in thousands)

	Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
Revenue
Express	2,096,931	3,224,788	514,107
Freight	557,839	763,021	121,643
Supply chain management	309,617	398,508	63,532
Store+	272,639	545,438	86,956
Others	11,187	72,020	11,482
Total revenue	3,248,213	5,003,775	797,720
Cost of revenue
Express	2,178,001	3,195,497	509,437
Freight	636,040	780,028	124,355
Supply chain management	291,684	378,525	60,346
Store+	271,850	490,084	78,131
Others	8,120	50,127	7,991
Total cost of revenue	3,385,695	4,894,261	780,260
Gross (loss)/profit	(137,482)	109,514	17,460
Selling expenses	(113,210)	(214,358)	(34,174)
General and administrative expenses	(150,667)	(211,289)	(33,684)
Research and development expenses	(26,887)	(32,015)	(5,104)
Total operating expenses	(290,764)	(457,662)	(72,962)
Loss from operations	(428,246)	(348,148)	(55,502)
Interest income	7,432	17,015	2,713
Interest expense	(10,575)	(12,963)	(2,067)
Foreign exchange loss	(49)	(2,914)	(465)
Other income	10,514	13,772	2,196
Other expense	(1,833)	(5,615)	(895)
Loss before income tax and share of net income/(loss) of equity investees	(422,757)	(338,853)	(54,020)
Income tax expense	—	(560)	(89)
Loss before share of net income/(loss) of equity investees	(422,757)	(339,413)	(54,109)
Share of net income/(loss) of equity investees	7	(189)	(30)
Net loss	(422,750)	(339,602)	(54,139)

Summary of Consolidated Balance Sheets Data
(in thousands)

	(Audited)	(Unaudited)
	As of December 31,2017	As of March 31,2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,240,431	2,136,626	340,628
Restricted cash	1,652,653	1,142,702	182,174
Accounts and notes receivables	734,252	663,830	105,830
Inventories	156,974	156,064	24,880
Prepayments and other current assets	1,459,755	1,553,917	247,731
Short-term investments	2,353,663	1,400,309	223,242
Amounts due from related parties	164,894	57,064	9,097
Lease rental receivables	193,703	209,544	33,406
Total current assets	7,956,325	7,320,056	1,166,988
Non-current assets
Property and equipment, net	1,307,470	1,311,863	209,142
Intangible assets, net	158,556	151,288	24,119
Long-term investments	37,167	39,978	6,373
Goodwill	448,584	448,584	71,515
Non-current deposits	69,125	69,425	11,068
Other non-current assets	62,314	89,154	14,213
Restricted cash	89,745	66,151	10,546
Lease rental receivable	749,243	759,342	121,057
Total non-current assets	2,922,204	2,935,785	468,033
Total Assets	10,878,529	10,255,841	1,635,021
Liabilities and Shareholders’ Equity
Current liabilities
Short-term bank loans	1,216,384	1,628,268	259,584
Accounts and notes payable	2,388,393	1,848,841	294,749
Income tax payable	629	815	130
Customer advances and deposits	910,383	965,126	153,864
Accrued expenses and other liabilities	1,841,273	1,730,149	275,824
Capital lease obligation	7,227	6,642	1,059
Amounts due to related parties	12,902	8,842	1,410
Total current liabilities	6,377,191	6,188,683	986,620
Non-current liabilities
Capital lease obligation	1,828	1,664	265
Deferred tax liabilities	31,688	30,800	4,910
Other non-current liabilities	75,327	77,216	12,310
Total non-current liabilities	108,843	109,680	17,485

Summary of Consolidated Balance Sheets Data (Cont’d)
(in thousands)

	(Audited)	(Unaudited)
	As of December 31, 2017	As of March 31, 2018
	RMB	RMB		US$
Total Liabilities	6,486,034	6,298,363		1,004,105
Shareholders’ equity
Ordinary shares	24,786	25,596		4,081
Additional paid-in capital	19,240,912	19,315,498		3,079,345
Accumulated deficit	(14,886,214)	(15,250,868	)(12)	(2,431,347)
Accumulated other comprehensive income/(loss)	12,333	(132,748)		(21,163)
BEST Inc. shareholders’ equity	4,391,817	3,957,478		630,916
Non-controlling interests	678	—		—
Total shareholders’ equity	4,392,495	3,957,478		630,916
Total liabilities and shareholders’ equity	10,878,529	10,255,841		1,635,021

(12) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB 9,493,807 and accumulated loss from operations of RMB 5,757,061.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows Data
(in thousands)

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Net cash used in operating activities	(300,726)	(610,506)	(97,329)
Net cash (used in)/generated from investing activities	(464,401)	635,990	101,392
Net cash generated from financing activities	563,052	411,135	65,544
Exchange rate effect on cash, cash equivalents, and restricted cash	(14,886)	(73,969)	(11,792)
Net (decrease)/increase in cash, cash equivalents, and restricted cash	(216,961)	362,650	57,815
Cash, cash equivalents and restricted cash at beginning of period	3,380,532	2,982,829	475,533
Cash, cash equivalents and restricted cash at end of period	3,163,571	3,345,479	533,348

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

	Three Months Ended March 31,
	2017	2018
(In ‘000)	RMB	RMB	US$
Net loss	(422,750)	(339,602)	(54,141)
Add
Depreciation & Amortization	80,664	110,392	17,600
Interest Expense	10,575	12,963	2,067
Income Tax Expense	0	560	89
Subtract
Interest Income	(7,432)	(17,015)	(2,713)
EBITDA	(338,943)	(232,702)	(37,098)
Add
Share-based Compensation Expense	—	21,491	3,426
Adjusted EBITDA	(338,943)	(211,211)	(33,672)
Adjusted EBITDA Margin	(10.4)%	(4.2)%	(4.2)%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

	Three Months Ended March 31,
	2017	2018
(In ‘000)	RMB	RMB	US$
Net loss	(422,750)	(339,602)	(54,139)
Share-based Compensation Expense	—	21,491	3,426
Amortization of Intangible Assets Resulting from Business Acquisitions	—	2,970	474
Non-GAAP Net Loss	(422,750)	(315,141)	(50,239)
Non-GAAP Net Loss Margin	(13.0)%	(6.3)%	(6.3)%